SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 par value
(Title of Class of Securities)

42365Q103
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 392,400 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 392,400 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,400 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.78%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42365Q103	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 392,400 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 392,400 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,400 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.78%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42365Q103	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on February 14, 2014 (the "Original Schedule 13G" and together with this Amendment No. 1 the "Schedule 13G"), with respect to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Hemisphere Media Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 1 amends and restates Items 1(b), 4 and 5 in their entirety as set forth below.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 4000 Ponce de Leon Boulevard, Suite 650, Coral Gables, Florida 33146.

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of December 31, 2016, (i) Highbridge International LLC may be deemed to beneficially own 392,400 shares of Common Stock issuable upon exercise of warrants and (ii) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC may be deemed to be the beneficial owner of the 392,400 shares of Common Stock issuable upon exercise of warrants held by Highbridge International LLC.

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 21,607,230 shares of Common Stock reported to be outstanding as of November 7, 2016 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 8, 2016 and assumes the exercise of the warrants held by Highbridge International LLC. Therefore, as of December 31, 2016, based on the Company’s outstanding shares of Common Stock and assuming the exercise of the warrants held by Highbridge International LLC, (i) Highbridge International LLC may be deemed to beneficially own approximately 1.78% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 1.78% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by Highbridge International LLC.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

CUSIP No. 42365Q103	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC

its Trading Manager

By: /s/ John Oliva

Name: John Oliva

Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director